UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

BABCOCK & WILCOX ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-36876	47-2783641
(State or other jurisdiction	(Commission File	(IRS Employer Identification No.)
of incorporation or organization)	Number)

1200 EAST MARKET STREET, SUITE 650
AKRON, OHIO		44305
(Address of principal executive officers)		(Zip Code)

Louis Salamone
Executive Vice President, Chief Financial Officer
(330) 753-4511
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

This Specialized Disclosure Report on Form SD of Babcock & Wilcox Enterprises, Inc. is for the period from January 1, 2023 to December 31, 2023. In this Form SD, unless the context otherwise indicates, “B&W,” “we,” “us” and “our” mean Babcock & Wilcox Enterprises, Inc. and its consolidated subsidiaries.

We identified tin, tantalum, tungsten and gold (“3TG”) as necessary to the functionality or production of products that we manufactured or contracted to manufacture during the period from January 1, 2023 to December 31, 2023 (the “Reporting Period”). Accordingly, we are filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Our website address is www.babcock.com. We will make available through the Investor Relations section of this website under “SEC Filings,” this Form SD, including the Conflict Minerals Report, as soon as reasonably practicable after we electronically file our Form SD with the SEC. We have also posted our Conflict Minerals Policy on our website. Reference to our website within this filing is not intended to incorporate by reference any materials other than the Form SD, Conflict Minerals Report and Conflict Minerals Policy included therein.

Item 1.02 Exhibit.

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - Exhibits

Item 2.01 Exhibits.

The following exhibit is filed as part of this annual, specialized disclosure report on Form SD:

Exhibit number	Description

1.01	Conflict Minerals Report for the year ended December 31, 2023 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BABCOCK & WILCOX ENTERPRISES, INC.

May 23, 2024	By:	/s/ Louis Salamone
Louis Salamone
Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer and Duly Authorized Representative)